UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

EXPLANATORY NOTE

EpicQuest Education Group International Limited (the “Company”) hereby furnishes under this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) the following: (i) unaudited condensed consolidated financial statements of the Company as of and for the six-months ended March 31, 2025, as Exhibit 99.1 to this Form 6-K; and (ii) Operating and Financial Review and Prospects, which discusses and analyzes the Company’s operational and financial condition and results of operations as of and for the six-month period ended March 31, 2025, as Exhibit 99.2 to this Form 6-K.

Exhibits 99.1 and 99.2 this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (Registration Numbers 333-258658 and 333-273948) and Forms F-3 (Registration Numbers 333-264807; 333-277859; and 333-288399), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended March 31, 2025.
99.2	Operating and Financial Review and Prospects
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Unaudited Interim Consolidated Balance Sheets, (ii) Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss, (iii) Unaudited Consolidated Statements of Changes in Shareholders’ Equity, (iv) Unaudited Consolidated Statements of Cash Flows, and (v) related notes to these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: August 21, 2025

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